Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 9 DATED JANUARY 11, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions; and
•	Update our potential investments.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Plano Multifamily Portfolio – Plano,  Texas

On January 9, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment (the "Equity Investment") related to the acquisition and renovation of two garden-style apartment communities compromising 156 units located at 1809 G Avenue in Plano, Texas (the "Portfolio"). The Equity Investment comprises 30.8% of the total equity and 8.4% of the total capitalization, which will be used, in part, to establish a reserve for planned Portfolio renovations during the hold period, which is an estimated five years.    An entity managed by an affiliate of Realty Mogul, Co. also made an equity investment in this transaction. Together, these cumulative investments of $2,750,000 will comprise approximately 85% of the total equity invested towards the acquisition and planned property improvements.

We acquired the Equity Investment for a purchase price of $1,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co. The real estate company sponsoring this transaction has secured senior debt in the amount of $8,640,000, which includes a $750,000 reserve for capital expenditures. The debt has a ten-year term with three years of interest-only payments and has a fixed, blended interest rate of 4.48%.

The Portfolio consists of two garden-style apartment communities, one built in 1950 and the other built in 1971 (the “Properties”), which have one and two-bedroom floor plans, averaging approximately 815 sq. ft. per unit. Amenities at the Properties include laundry centers, barbeque grills, a covered pavilion, 268 parking spaces (1.7 spaces per unit), 24-hour maintenance and a leasing center. The Properties are being purchased for $67,308 per unit at a 5.46% cap rate on tax-adjusted, trailing 12-month net operating income. As of October 2017,  the Properties were 100% occupied with an average in-place rental rate of $806 per unit.

The real estate company’s business plan is to implement a value-add strategy by completing interior and exterior renovations at the Properties. Unit interior upgrades are expected to include a combination of black-on-black appliances, faux-wood flooring, energy saving devices and new fixtures. Exterior and amenity improvements are expected to include painting, carpentry, landscaping, parking lots, leasing center, laundry facilities and signage. The classic and renovated units are expected to achieve rental premiums of approximately $59 and $82 per unit per month upon completion, respectively.

The Properties are located in the Dallas-Plano metropolitan statistical area (the “MSA”). The MSA is the 4th largest of the 382 MSAs in the United States with a combined population of approximately 7.23 million people as of July 2016, according to the United States Census Bureau.  Between July 2010 and July 2016, population growth for the MSA was estimated to be 12.1%, which exceeded the national average of 4.5% over the same time period. According to the Bureau of Labor Statistics, job growth in the Dallas-Plano-Irving, TX Metro Division was 2.8% from August 2016 to August 2017, which was above the national figure of 1.5%.

The Properties are located approximately 0.2 miles from U.S. Route 75, 20.8 miles from downtown Dallas, and 4.6 miles from The University of Texas at Dallas. The Properties are in close proximity to dining and entertainment options, as well as popular retail options including Costco, Target, Best Buy, and Home Depot. The Properties are approximately 12.1 miles from the Northpark Mall, which has over 235 unique retailers, restaurants and department stores. Community services and facilities are also readily available in the surrounding area including fire stations, hospitals, police stations, and universities.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in multifamily apartment communities in densely-populated Hispanic neighborhoods. The real estate company owns and manages over $270 million in multifamily assets overall, consisting of approximately 4,600 units.  The core of the real estate company’s investment strategy is creating culturally relevant, inclusive communities that are tailored to the various ethnicities living at these communities. The real estate company specializes in acquiring and repositioning apartments in infill locations and implementing its proprietary cultural management platform which includes specific cultural upgrades and community-oriented resident services and programs. Additionally, Realty Mogul, Co. and its affiliates have invested in four prior successful transactions with this real estate company.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Tuscany at Westover Hills – San Antonio, Texas

There is a reasonable probability that we may acquire a $1,000,000 joint-venture limited partnership equity investment (the “Tuscany Investment”) in connection with the acquisition of a 190-unit, 21-building Class B apartment complex in the Far West submarket of San Antonio, Texas (the “Tuscany Property”).  If we choose to acquire the Tuscany Investment, we will pay $1,000,000, which comprises approximately 27% of the total equity. An entity managed by an affiliate of Realty Mogul, Co.

may also make an investment in this transaction. The real estate company for the project plans to implement a value-add strategy in which it will acquire the Tuscany Property at a favorable basis through an off-market transaction and maximize cash flow by renovating 125 units and leasing them up at market rates. In addition, the real estate company will invest in exterior upgrades to the Tuscany Property.  As of November 2017, the Tuscany Property was 93% occupied. The Tuscany Property is located within close proximity to several shopping, dining and entertainment options including Westover Marketplace, Ingram Park Mall and Walmart Supercenter.

In connection with the Equity Investment, we have partnered with an experienced real estate company that specializes in, and has a track record with, the acquisition and management of multifamily properties and has approximately $270 million in multifamily assets, consisting of approximately 4,600 units.  In addition, our affiliates have invested in five prior successful transactions with this real asset company, including the Plano Multifamily Portfolio.